Genco Reports Results for the Period ended September 30, 2007

November 28, 2007 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX Venture Exchange: GGC] announces the results for its third financial quarter ended September 30, 2007 and provides an update on mining activities during the same period. For the nine month period, Genco had revenues from metal sales of $5,475,664, an operating profit of $2,518,073, and a net loss of $2,512,375. Net assets increased during the period $23,798,698 to $46,243,773.

The following table contains selected highlights from the Genco’s consolidated income statement and consolidated balance sheet for the nine month periods ended September 30, 2007 and 2006.

	9 Months ended	9 Months ended
	Sept. 30, 2007	Sept. 30, 2006
	Cdn $	Cdn $
Total revenue	5,475,664	7,026,100
Operating profit	2,518,073	3,303,079
Net income (loss)	(2,512,375)	(547,084)
Net income (loss) per-share	(0.08)	(0.02)
Total assets	46,243,773	19,533,291

Reduced revenues and metal production were primarily the result of a test mining program undertaken at La Guitarra Mine during the first four months of 2007. This test mining program was undertaken to gain factual data regarding metal recoverability and mining costs for the Creston Deposit. This information will be used in the mine expansion feasibility study currently being conducted by Kappes, Cassiday and Associates and by the Genco to develop a long term strategy for the Temascaltepec Mining District.

Approximately 16,000 tonnes of ore grade material were taken from surface and processed in La Guitarra’s flotation mill. By processing ore obtained from the Creston test mining and surface program the Genco was able to determine silver and gold recoveries using its conventional flotation circuit and also obtain samples of surface oxide ores for further bottle roll and column tests. Over the test period recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Bottle roll and column tests are ongoing to determine the metal recoveries using cyanide mill processing and heap leach processing.

The following table highlights the combined production of the La Guitarra and San Rafael Mines.

	9 Months Ended	9 Months Ended	12 Months Ended
	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
Tonnes milled	46,828	40,339	53,873
Silver equivalent ounces	443.517	624,326	777,710
Silver ounces	236,593	427,748	532,506
Gold ounces	4,064	3,712	4,705
Silver equivalent grade (gpt)	359	540	501
Average silver price (US$/oz)	13.15	11.30	11.54
Average gold price (US$/oz)	669.76	598.42	601.70
Gold$/silver$ equivalency factor	50.92	52.96	52.12

Mill throughput increased and the average silver grade and silver equivalent ounces produced fell during the period as a result of processing the lower grade ore from the Creston area. The long term value of the information gained from the test mining is expected to exceed the cost of any short term reduction in production.

The table below summarizes Genco’s mining costs in US dollars on a cost per silver equivalent (eAg) ounce basis.

	9 Months ended	12 Months ended
	Sept. 30, 2007	Dec. 31, 2006
Cash operating cost (US$/eAg)	4.03	4.38
Total cash cost (US$/eAg)	4.40	4.77
Total production cost (US$/eAg)	5.81	5.40

Even though ores with lower average grades were processed during the period, and metal recoveries from ores taken from surface were lower during the period costs were comparable to those incurred during the same period in 2006. Genco’s management feels that these results are encouraging in the analysis of potential expansion of mining to the Creston surface deposit and possible expansion of processing capacity.

During the nine month period ended September 30, 2007 Genco continued its aggressive exploration and development program in the Temascaltepec Mining District and La Guitarra Silver Mine. Over 35,500 metres of exploration drilling and 2,850 metres of underground development were completed.

See attached balance sheet and income statement for more information. Full financial statements and Management’s Discussion & Analysis are available on SEDAR at http://www.sedar.com and on Genco’s website.

For further information:

Wayne Moorhouse
Chief Financial Officer

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at September 30, 2007 and December 31, 2006
(Expressed in Canadian dollars)

	September 30	December 31
	2007	2006
	$	$
Assets
Current assets
Cash	18,405,908	2,184,209
Accounts receivable	2,620,833	1,738,315
Inventory	600,366	481,821
Prepaid expenses and deposits	842,382	399,128
	22,469,489	4,803,473

Mineral property interests	45,930	44,974
Property, plant, and equipment	23,728,354	17,596,628

	46,243,773	22,445,075

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,081,349	2,695,089
Current portion of long term debt	498,150	582,650
	2,579,499	3,277,739

Long term debt	1,282,987	1,992,789
Asset retirement obligation	185,206	171,057
Future income tax	1,214,276	841,996

	5,261,968	6,283,581

Shareholders’ equity
Share capital	42,728,735	21,357,790
Contributed surplus	7,898,726	1,936,985
Retained earnings (deficit)	(9,645,565)	(7,133,281)
	40,981,805	16,161,494

	46,243,773	22,445,075

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the nine months ended September 30, 2007 and 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
	$	$	$	$

Sales	1,894,089	2,009,404	5,475,664	7,026,100
Cost of sales	890,777	918,468	2,957,591	3,723,021
Gross profit	1,003,312	1,090,936	2,518,073	3,303,079

Operating expenses
Administrative expenses	1,533,810	741,647	3,421,242	1,652,786
Stock-based compensation	48,085	221,650	1,275,586	746,035
	1,581,895	963,297	4,696,828	2,398,821

Operating income (loss)	(578,583)	127,639	(2,178,755)	904,258

Other income (expense)
Accretion on long term debt	(25,109)	(28,866)	(86,091)	(91,791)
Interest and other income	114,715	15,896	124,751	52,223
	89,606	(12,970)	38,660	(39,568)

Net income (loss) before tax	(488,977)	114,669	(2,140,095)	864,690

Income tax expense
Future	348,944	466,279	372,280	1,411,774
	348,944	466,279	372,280	1,411,774

Net income (loss)	(837,921)	(351,610)	(2,512,375)	(547,084)
Retained earnings (deficit), beginning	(8,807,735)	(5,836,363)	(7,133,281)	(5,640,889)

Retained earnings (deficit), ending	(9,645,656)	(6,187,973)	(9,645,656)	(6,187,973)

Earnings (loss) per share
Basic	(0.02)	(0.01)	(0.08)	(0.02)
Fully diluted	(0.02)	(0.01)	(0.07)	(0.02)

Weighted average common shares
Basic	39,319,259	28,631,406	31,927,955	27,574,597
Fully diluted	40,696,514	31,690,315	33,602,352	30,930,786

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2007 and 2006
(Expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
	$	$	$	$
Cash provided (used) by operating activities
Net income (loss)	(837,921)	(351,610)	(2,512,375)	(547,084)
Adjustments
Accretion on long term debt	25,109	28,866	86,091	91,791
Amortization and accretion	220.697	200,556	717,311	522,186
Future income tax	348,944	466,279	372,280	1,411,774
Stock-based compensation	48,085	221,650	1,275,586	746,035
	(195,086)	565,741	(61,107)	2,224,702
Change in non-cash working capital	(1,769,548)	(67,677)	(2,050,638)	89,182
	(1,964,634)	498,064	(2,111,745)	2,313,884

Cash provided (used) by investing activities
Deferred exploration and development	(2,951,088)	(1,533,152)	(6,187,167)	(3,132,833)
Mine development changes in accounts payable	-	-	(7,419)	-
Mineral properties	(848)	(905)	(956)	(1,030)
Purchase of property, plant, and equipment	(192,145)	(27,338)	(647,721)	(179,547)
	(3,144,081)	(1,561,395)	(6,843,263)	(3,313,410)

Cash provided (used) by financing activities
Change in long term debt	(537,750)	(562,950)	(537,750)	(562,950)
Shares issued for cash (less costs)	23,457,748	212,850	26,057,100	2,553,529
	22,919,998	(350,100	25,519,350	1,990,579

Increase (decrease) in cash during the period	17,811,283	(1,413,431)	16,564,342	991,053
Effect of changes in foreign exchange rates	(113,530)	131,626	(342,643)	6,978
Cash, beginning	708,155	3,004,593	2,184,209	724,757

Cash, ending	18,405,908	1,722,788	18,405,908	1,722,788

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.